Exhibit 21

Subsidiaries of Fortegra Financial
As of December 31, 2010

Subsidiaries	State of Incorporation

LOTS Intermediate Company	Delaware

Life of the South Insurance Company	Georgia
Bankers Life of Louisiana	Louisana
Insurance Company of the South (30% owned)	Georgia

LOTSolutions, Inc.	Georgia
Fortegra Services, LLC	Delaware
Creative Investigations Recovery Group, LLC	New York

Bliss and Glennon, Inc.	California
South Bay Acceptance Corporation	California
Continental Car Club, Inc.	Tennessee
United Motor Club of America, Inc.	Kentucky

CRC Reassurance Company, Ltd.
LOTS Reassurance Company

Insurance Company of the South (70% owned)	Georgia
Southern Financial Life Insurance Company (85% owned)	Kentucky
Lyndon Southern Insurance Company	Delaware